SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of July 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     ☑            Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     ☐            No     ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes     ☐            No     ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes     ☐            No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Leases for offices in Australia
     On July 1, 2008, Telvent Australia Pty. Ltd. (“Telvent Australia”), a wholly-owned subsidiary of Telvent GIT, S.A. (the “Company”), entered into three lease agreements with Multari Nominees as trustee for the Savterne Pty Ltd. Superannuation’s Fund for offices located at Units 3, 3B and 4, 41 King Edward Road, Osborne Park, Western Australia. The aggregate leased facility comprises 825.10 square meters of office space and 765 square meters of warehouse space. The aggregate rental payments due under these leases for the first year of the initial term is AUD 266,273, plus the proportionate share of the operating costs and property taxes. The rent will increase at 4% a year for the remaining four years of the lease. The initial term of the lease is for a period of five years from July 1, 2008 to July 1, 2013. Telvent Australia has the option to renew the leases for an additional five-year term at market rates.
     The Company intends to file copies of the lease agreements between Telvent Australia Pty. Ltd. and Savterne Pty Ltd. as exhibits to its next quarterly report on Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: July 7, 2008